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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated September 5, 2006
2	Material Change Report dated September 5, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

Frankfurt – B4K

EXPLORATION UPDATE ON BUFFALO’S AUSTRALIAN

GOLD AND URANIUM PROPERTIES

Vancouver, B.C., September 5, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report on the continuing field exploration programs on its uranium, gold and Ni-Cu-PGE projects in Australia.   Highlights from the programs include:

●

Scheduled airborne electromagnetic survey at Murphy Ridge Uranium project

●

Uranium and gold targets identified from geophysics at Maureen North project

●

Eight exploration permits granted for Eromanga Uranium project

●

Follow-up soil sampling program completed at Corridors Gold Project

●

Acquisition of a new title over the interpreted extension of the Croydon Goldfield.

●

Drilling continues toward magnetic target at Hannah Ni-Cu-PGE project

URANIUM PROJECTS

Airborne Electromagnetic Survey scheduled to start in September

Murphy Ridge Uranium Project

The Murphy Ridge Project is in the western extensions of the Westmoreland-Pandanus Creek Uranium field, which straddles the Queensland-Northern Territory border.  The Westmoreland deposits, owned by other companies, have a large existing inferred resource of 17.4M tons @ 1.2 kg/ton U3O8 (>44 million pounds) which ranks it as one of the top ten largest uranium deposits in Australia.  This resource calculation was completed by Rio Tinto but based on work completed prior to the implementation of National Instrument 43-101, and is therefore not currently 43-101 compliant (ref: www.laramide.com).

Buffalo's Murphy Ridge Project comprises two strategically placed granted exploration permits totalling approximately 2,300 km2 in the Northern Territory.  The target is unconformity style uranium with a setting analogous to the world-class Ranger and Jabiluka Mines, also in the Northern Territory.  This style of uranium deposit is the highest grade in the world with Canadian examples that include Cigar Lake and McArthur River in the Athabasca Basin.

Buffalo will commence flying an airborne EM survey in September 2006 to define the prospective host package under thin younger cover sediments.  This will be followed by drill testing of resultant targets later in the year.

Buffalo has an option to acquire a 100% interest in the licences that comprise the Murphy Ridge Project from a private Australian company, Global Discovery Pty. Limited.

Juntala Uranium Project

The 100% owned Juntala Project is an exploration licence application covering approximately 800 km2 and is located in the Georgetown-Townsville uranium field.    Mega Uranium’s Maureen and Ben Lomond uranium deposits also occur in this field.  The Maureen deposit has a 1979 non-NI 43-101 compliant resource estimate from Getty Mining Pty Ltd. of 2.38 million tonnes@0.12% U3O8 with a cut-off of 0.035% U3O8.  Ben Lomond has a NI 43-101 indicated resource of 1.32 million tonnes @ 0.27% U3O8 and inferred resource of 602,585 tonnes @ 0.21% U3O8 . (ref: www.megauranium.com )

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala Project area.  Technical review of the project has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the package of sedimentary rocks.  This package has over 50 kilometres of strike length of favourable sedimentary rocks.

Buffalo’s program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Lake Amadeus & Lake Neal Uranium Projects

The 100% owned Lake Amadeus & Lake Neal Projects in the Northern Territory has potential for a sedimentary uranium deposit in calcrete or clays, similar to deposits found in Western Australia.

The Lake Amadeus & Lake Neal Projects are comprised of three exploration licence applications covering over 2,000 km2 with high amplitude surface uranium anomalies striking for in excess of sixty kilometres.  Buffalo has interpreted the uranium channel within the detailed radiometrics data available and identified more than twenty anomalies.

Applications for consents to explore the Exploration Licences have been lodged with the relevant Land Council.

Discrete targets for uranium and gold identified in geophysics data

Maureen North Uranium-Gold Project

The Maureen North uranium-gold project is comprised of thirteen 100% owned exploration permit applications which cover more than 4000 km2 with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

The primary target is a uranium deposit similar to the Maureen and Ben Lomond Deposits, held by Mega Uranium. In addition to their uranium potential, Buffalo’s permit applications have potential to host large intrusion-related gold deposits such as the Kidston gold deposit which is also located in the province.

A comprehensive integration and review of the available airborne magnetics/radiometrics and gravity data over the whole property and immediate surrounds continued this month with the aim of confirming targets for drill testing.  This review has identified several areas, which occur in geological and structural settings similar to that of the Maureen deposit and Kidston Gold Deposit.

These areas of interest will be priority targets for exploration work when the tenements are granted.

Long strike length radiometric anomalies

Eromanga Uranium Project

Eight exploration permits were granted this month over 100km of stratigraphy prospective for sedimentary-hosted uranium deposits in Central Queensland. Radiometrics data show numerous discrete, high-amplitude U channel anomalies along this trend.  Individual anomalies have strike lengths of several kilometres.

Sampling of available core from a stratigraphic hole drilled previously by a government department, returned peak values of anomalous uranium up to 20ppm.  Strong Molybdenum (116ppm) and Vanadium (763ppm) are associated with the uranium.

Buffalo plans to carry out first pass surface sampling of the radiometric anomalies in the coming months.

Diverse Uranium Portfolio

Buffalo Gold now controls a diverse range of uranium exploration properties in one Australian state and one territory:

1.

Unconformity-type (Northern Territory)

2.

Calcrete or Playa-Lake hosted (Northern Territory)

3.

Roll-front style in Mesozoic stratigraphy (Queensland)

4.

Volcanic hosted (Queensland)

GOLD PROJECTS

Results awaited from follow-up of soil gold anomalies

Corridors Gold Project

On the 100% owned Corridors Project, Buffalo is targeting high-grade epithermal gold deposits similar to Newmont's Pajingo-Vera Nancy Mine, Queensland’s major gold producer.

Buffalo has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCONTM survey.  This airborne gravity gradiometer data has been valuable in highlighting quality targets.

Soil sampling has been completed by Buffalo on several of the FALCONTM targets within the Dalton Tank tenements and over a magnetic anomaly within the Langton tenement that form a part of the Corridors Gold Project.  Sampling at Dalton Tank defined anomalous gold and silver over 600m in one anomaly and anomalous antimony with associated gold over 800m in a second anomaly.  At Langton, 3 discrete areas of anomalous gold have been defined, one with a strike length of 2.5km.  Two of these have associated base metals which are commonly found in breccia-hosted, large tonnage gold deposits such as Mt Leyshon.  Follow-up, detailed soil sampling has commenced in these areas and results should be available next month.

New 100% title acquired over NW extension of Croydon Goldfield

Oakland Park and Golden Gate Projects

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of Buffalo’s Golden Gate Project.  A new 100% Buffalo title, named Oakland Park, has been lodged over the area which has received limited prior exploration due to a likely thin cover of sediments.  Major structure is evident in the magnetics data, which strikes from Oakland Park into the contiguous Golden Gate Project.  Historically, the Croydon Goldfield produced around 1 million ounces of gold.

Drill testing compelling magnetic target

Hannah Ni-Cu-PGE Project

Buffalo have recommenced drilling this week at its optioned Hannah nickel-copper-pge Project in Western Australia, with a rotary mud/diamond drilling program.  This follows drilling by Buffalo last month which prepared an open hole pre-collar for the current drilling program.

An initial drill program of some 500 metres is focusing on the main target, which forms part of a 6 kilometre long magnetic anomaly that has a coincident gravity anomaly.

The Hannah Project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this province has character in the magnetics data that suggests it could contain several significant deposits hosted by mafic rocks similar to the large Jinchuan Copper-Nickel deposit.

The Hannah target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modelling, the target depth has been estimated to be at a depth of 450 metres.  Buffalo Gold holds one granted and three exploration licence applications along the Fraser Mobile Belt, covering the Hannah target and 5 other significant targets in surrounding areas.

Buffalo’s Vice-President of Corporate Development, Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact Julie Hajduk, Investor Relations, at 1.800.685.5492 or by e-mail at julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS: THIS NEWS RELEASE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE.  WE ADVISE U.S. INVESTORS THAT THE S.E.C.’S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

September 5, 2006

Item 3

News Release

A press release was issued on September 5, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo reports the continuing field exploration programs on its uranium, gold and Ni-Cu-PGE projects in Australia.

Item 5

Full Description of Material Change

Please see Schedule "A" attached

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

September 5, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

Schedule "A"

September 5, 2006

  Trading Symbol:  TSXV – BUF.U

     OTC\BB  – BYBUF

FWB – B4K

EXPLORATION UPDATE ON BUFFALO’S AUSTRALIAN

GOLD AND URANIUM PROPERTIES

Vancouver, B.C., September 5, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report on the continuing field exploration programs on its uranium, gold and Ni-Cu-PGE projects in Australia.   Highlights from the programs include:

●

Scheduled airborne electromagnetic survey at Murphy Ridge Uranium project

●

Uranium and gold targets identified from geophysics at Maureen North project

●

Eight exploration permits granted for Eromanga Uranium project

●

Follow-up soil sampling program completed at Corridors Gold Project

●

Acquisition of a new title over the interpreted extension of the Croydon Goldfield

●

Drilling continues toward magnetic target at Hannah Ni-Cu-PGE project

URANIUM PROJECTS

Airborne Electromagnetic Survey scheduled to start in September

Murphy Ridge Uranium Project

The Murphy Ridge Project is in the western extensions of the Westmoreland-Pandanus Creek Uranium field, which straddles the Queensland-Northern Territory border.  The Westmoreland deposits, owned by other companies, have a large existing inferred resource of 17.4M tons @ 1.2 kg/ton U3O8 (>44 million pounds) which ranks it as one of the top ten largest uranium deposits in Australia.  This resource calculation was completed by Rio Tinto but based on work completed prior to the implementation of National Instrument 43-101, and is therefore not currently 43-101 compliant (ref: www.laramide.com).

Buffalo's Murphy Ridge Project comprises two strategically placed granted exploration permits totalling approximately 2,300 km2 in the Northern Territory.  The target is unconformity style uranium with a setting analogous to the world-class Ranger and Jabiluka Mines, also in the Northern Territory.  This style of uranium deposit is the highest grade in the world with Canadian examples that include Cigar Lake and McArthur River in the Athabasca Basin.

Buffalo will commence flying an airborne EM survey in September 2006 to define the prospective host package under thin younger cover sediments.  This will be followed by drill testing of resultant targets later in the year.

Buffalo has an option to acquire a 100% interest in the licences that comprise the Murphy Ridge Project from a private Australian company, Global Discovery Pty. Limited.

Juntala Uranium Project

The 100% owned Juntala Project is an exploration licence application covering approximately 800 km2 and is located in the Georgetown-Townsville uranium field.    Mega Uranium’s Maureen and Ben Lomond uranium deposits also occur in this field.  The Maureen deposit has a 1979 non-NI 43-101 compliant resource estimate from Getty Mining Pty Ltd. of 2.38 million tonnes@0.12% U3O8 with a cut-off of 0.035% U3O8.  Ben Lomond has a NI 43-101 indicated resource of 1.32 million tonnes @ 0.27% U3O8 and inferred resource of 602,585 tonnes @ 0.21% U3O8 . (ref: www.megauranium.com )

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala Project area.  Technical review of the project has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the package of sedimentary rocks.  This package has over 50 kilometres of strike length of favourable sedimentary rocks.

Buffalo’s program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Lake Amadeus & Lake Neal Uranium Projects

The 100% owned Lake Amadeus & Lake Neal Projects in the Northern Territory has potential for a sedimentary uranium deposit in calcrete or clays, similar to deposits found in Western Australia.

The Lake Amadeus & Lake Neal Projects are comprised of three exploration licence applications covering over 2,000 km2 with high amplitude surface uranium anomalies striking for in excess of sixty kilometres.  Buffalo has interpreted the uranium channel within the detailed radiometrics data available and identified more than twenty anomalies.

Applications for consents to explore the Exploration Licences have been lodged with the relevant Land Council.

Discrete targets for uranium and gold identified in geophysics data

Maureen North Uranium-Gold Project

The Maureen North uranium-gold project is comprised of thirteen 100% owned exploration permit applications which cover more than 4000 km2 with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

The primary target is a uranium deposit similar to the Maureen and Ben Lomond Deposits, held by Mega Uranium. In addition to their uranium potential, Buffalo’s permit applications have potential to host large intrusion-related gold deposits such as the Kidston gold deposit which is also located in the province.

A comprehensive integration and review of the available airborne magnetics/radiometrics and gravity data over the whole property and immediate surrounds continued this month with the aim of confirming targets for drill testing.  This review has identified several areas, which occur in geological and structural settings similar to that of the Maureen deposit and Kidston Gold Deposit.

These areas of interest will be priority targets for exploration work when the tenements are granted.

Long strike length radiometric anomalies

Eromanga Uranium Project

Eight exploration permits were granted this month over 100km of stratigraphy prospective for sedimentary-hosted uranium deposits in Central Queensland. Radiometrics data show numerous discrete, high-amplitude U channel anomalies along this trend.  Individual anomalies have strike lengths of several kilometres.

Sampling of available core from a stratigraphic hole drilled previously by a government department, returned peak values of anomalous uranium up to 20ppm.  Strong Molybdenum (116ppm) and Vanadium (763ppm) are associated with the uranium.

Buffalo plans to carry out first pass surface sampling of the radiometric anomalies in the coming months.

Diverse Uranium Portfolio

Buffalo Gold now controls a diverse range of uranium exploration properties in one Australian state and one territory:

1.

Unconformity-type (Northern Territory)

2.

Calcrete or Playa-Lake hosted (Northern Territory)

3.

Roll-front style in Mesozoic stratigraphy (Queensland)

4.

Volcanic hosted (Queensland)

GOLD PROJECTS

Results awaited from follow-up of soil gold anomalies

Corridors Gold Project

On the 100% owned Corridors Project, Buffalo is targeting high-grade epithermal gold deposits similar to Newmont's Pajingo-Vera Nancy Mine, Queensland’s major gold producer.

Buffalo has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCONTM survey.  This airborne gravity gradiometer data has been valuable in highlighting quality targets.

Soil sampling has been completed by Buffalo on several of the FALCONTM targets within the Dalton Tank tenements and over a magnetic anomaly within the Langton tenement that form a part of the Corridors Gold Project.  Sampling at Dalton Tank defined anomalous gold and silver over 600m in one anomaly and anomalous antimony with associated gold over 800m in a second anomaly.  At Langton, 3 discrete areas of anomalous gold have been defined, one with a strike length of 2.5km.  Two of these have associated base metals which are commonly found in breccia-hosted, large tonnage gold deposits such as Mt Leyshon.  Follow-up, detailed soil sampling has commenced in these areas and results should be available next month.

New 100% title acquired over NW extension of Croydon Goldfield

Oakland Park and Golden Gate Projects

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of Buffalo’s Golden Gate Project.  A new 100% Buffalo title, named Oakland Park, has been lodged over the area which has received limited prior exploration due to a likely thin cover of sediments.  Major structure is evident in the magnetics data, which strikes from Oakland Park into the contiguous Golden Gate Project.  Historically, the Croydon Goldfield produced around 1 million ounces of gold.

Drill testing compelling magnetic target

Hannah Ni-Cu-PGE Project

Buffalo have recommenced drilling this week at its optioned Hannah nickel-copper-pge Project in Western Australia, with a rotary mud/diamond drilling program.  This follows drilling by Buffalo last month which prepared an open hole pre-collar for the current drilling program.

An initial drill program of some 500 metres is focusing on the main target, which forms part of a 6 kilometre long magnetic anomaly that has a coincident gravity anomaly.

The Hannah Project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this province has character in the magnetics data that suggests it could contain several significant deposits hosted by mafic rocks similar to the large Jinchuan Copper-Nickel deposit.

The Hannah target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modelling, the target depth has been estimated to be at a depth of 450 metres.  Buffalo Gold holds one granted and three exploration licence applications along the Fraser Mobile Belt, covering the Hannah target and 5 other significant targets in surrounding areas.

Buffalo’s Vice-President of Corporate Development, Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.